Exhibit 99.1

NEWS RELEASE

Toronto, July 18, 2022

(in U.S. dollars unless otherwise noted)

Franco-Nevada Announces $352.5 Million Financing Package with G Mining Ventures on the Tocantinzinho Gold Project

Franco-Nevada Corporation (“Franco-Nevada” or the “Company”) (TSX:FNV)(NYSE:FNV) is pleased to announce that its wholly-owned subsidiary, Franco-Nevada (Barbados) Corporation (“FNB”), has acquired a gold stream with reference to production from the Tocantinzinho project located in Pará State, Brazil for $250 million (the “Stream”). Additionally, Franco-Nevada, through one of its wholly-owned subsidiaries, has agreed to provide G Mining Ventures Corp. (“G Mining Ventures”) with a
$75 million secured term loan (the “Term Loan”) and to subscribe for $27.5 million of G Mining Ventures’ common shares (“Common Shares”).

“We are delighted to support G Mining Ventures with this construction financing package,” said Paul Brink, President & CEO of Franco-Nevada. “Tocantinzinho is an attractive project in a prolific district and located in a good jurisdiction. The G Mining Ventures team has a track-record as one of the most capable mine building teams in the industry. As a stream financing partner we seek, through our financing and our involvement in projects, to help mine developers raise their full financial package on attractive terms. We are pleased to provide stream and debt financing to G Mining Ventures and along with two other strong strategic investors, La Mancha and Eldorado, to provide an equity component to fully finance the planned mine build.”

Transaction Highlights

●	Near-term gold contribution: Tocantinzinho is expected to be a low cost, conventional open pit mining and milling operation. The project is construction-ready and first production is expected in the second half of 2024. Based on expected mine performance, full year contributions to FNB from the project are expected to average approximately 24,500 GEOs per year over the first 5 years of full production.
●	Experienced team with track record of project delivery: The G Mining Ventures team has a proven history of project development on time and on budget (including their role in constructing Newmont’s Merian Mine in Suriname and Lundin Gold’s Fruta del Norte Mine in Ecuador).
●	Fully financed project: Franco-Nevada is providing $352.5 million of a total $481 million fully committed financing package. The balance of the package is being provided by equity private placements to two strategic investors, $68.8 million to La Mancha Investments S.à.r.l. (“La Mancha”) and $20 million to Eldorado Gold Corporation (“Eldorado”), and by up to $40 million in equipment financing with Caterpillar Financial Services. As a result of this financing package and G Mining Ventures’ cash on hand of $54 million as at June 30, 2022, G Mining Ventures will have total committed capital of $535 million. The available capital exceeds the expected Tocantinzinho remaining development capital of $455 million, establishing a pathway to production.
●	Exploration and expansion potential: The Stream is referenced to production from the entire Tocantinzinho land package currently covering approximately 996 km2. In addition to the planned project, the land position includes a number of regional targets and prospects.

Key Financing Terms

$250 Million Gold Stream

●	Stream deliveries to FNB are based on gold production from the Tocantinzinho property, according to the following schedule:
o	12.5% of gold produced until 300,000 ounces of gold have been delivered.
o	Thereafter, 7.5% of gold produced for the remaining life of mine.
●	The $250 million deposit will be available for draw-down after G Mining Ventures has spent at least $95 million on the Tocantinzinho project from January 1, 2022 and subject to certain other conditions.
●	G Mining Ventures will receive 20% of the spot gold price for each ounce of gold delivered.
●	Should G Mining Ventures acquire new properties with mining production processed through the Tocantinzinho facilities, FNB will have the option to purchase a gold stream relating to the additional ore from such properties. The Stream agreement also provides FNB with a right of first refusal on any future stream and royalty transactions on the Tocantinzinho project and, as long as Franco-Nevada’s equity ownership in G Mining Ventures remains at or above 5%, a right of first refusal over streams and royalties on future G Mining Ventures projects.
●	FNB has agreed to partner with G Mining Ventures on environmental and social initiatives in the vicinity of the project, with FNB funding up to $1 million over 4 years.

$75 Million Term Loan

●	$75 million, six-year Term Loan with an availability period of 3.5 years, drawable quarterly at G Mining Ventures’ option following full funding of the Stream.
●	Interest rate of 3-Month Term Secured Overnight Financing Rate (“3-Month SOFR”) +5.75% per annum, reducing to 3-Month SOFR+4.75% after completion tests have been achieved at the project.
●	Amortization to begin in December 2025 with equal quarterly repayments followed by a final 25% repayment upon maturity in June 2028.
●	Fees payable to Franco-Nevada’s subsidiary include a standby fee on undrawn amounts of 1.0% per annum and a 2.0% original issue discount payable on principal amounts drawn. Franco-Nevada will also be granted warrants to purchase up to 11.5 million Common Shares with a 5-year term and an exercise price per Common Share of C$1.90.

$27.5 Million Equity Private Placement

●	Franco-Nevada has subscribed for 44,687,500 Common Shares for gross proceeds of $27.5 million as part of G Mining Ventures’ $116.4 million equity financing via a non-brokered private placement at a share price of C$0.80 per Common Share.
●	Franco-Nevada has been granted customary anti-dilution rights, and has agreed to a standstill and restrictions on dispositions, both for a period of 24 months and subject to certain exceptions.
●	After closing of the private placement, La Mancha, a new strategic investor, Eldorado Gold and Franco-Nevada will each own 25%, 17.8% and 9.9% of G Mining Ventures’ issued and outstanding Common Shares, respectively. Franco-Nevada does not currently own any Common Shares.
●	The private placement will be completed in two tranches, with the first tranche, including the Common Shares to be issued to Franco-Nevada, Eldorado and the majority of the Common Shares to La Mancha is expected to close in July 2022. The second tranche consisting of the remaining shares to be acquired by La Mancha is expected to close by September 2022, following shareholder approval pursuant to the policies of the TSX Venture Exchange. Upon the closing of the first tranche, Franco-Nevada will hold approximately 10.7% of the outstanding Common Shares, which will reduce to 9.9% upon the closing of the second tranche. Franco-Nevada is acquiring the Common Shares for investment purposes. Franco-Nevada may, from time to time, depending on market conditions, its investment strategy and subject to the restrictions described above, acquire additional Common Shares, dispose of such securities or continue to hold the securities of G Mining Ventures.

Financing the Transactions

Franco-Nevada intends to finance the transactions from cash on hand, with approximately $723 million in cash and cash equivalents and $1.7 billion in available capital as at March 31, 2022.

Funding of the Stream is expected to commence in or around Q1 2023, with the Term Loan to be advanced only after the Stream has been fully funded, in each case subject to the satisfaction of applicable conditions.

Franco-Nevada Corporate Summary

Franco-Nevada Corporation is the leading gold-focused royalty and streaming company with the largest and most diversified portfolio of cash-flow producing assets. Its business model provides investors with gold price and exploration optionality while limiting exposure to cost inflation. Franco-Nevada uses its free cash flow to expand its portfolio and pay dividends. It trades under the symbol FNV on both the Toronto and New York stock exchanges. Franco-Nevada is the gold investment that works.

For more information, please go to our website at www.franco-nevada.com or contact:

Paul Brink	Eaun Gray
President & CEO	SVP, Business Development
416-306-6305	416-306-6342
info@franco-nevada.com

About Tocantinzinho Gold Project

Tocantinzinho is a construction-ready gold project located in the Tapajos region of Pará State, Brazil, 200 km south southwest of the city of Itaituba, 108 km from the Moraes de Almeida district, and 1,150 km southwest of Belém, capital of Pará State. The project is currently comprised of a 996 km2 land package.

G Mining Ventures announced results of its most recent feasibility study for the development of the wholly owned project on February 9, 2022. The feasibility study confirms positive economics for a low cost, conventional open pit mining and milling operation. The study outlines total gold production of 1.8 million gold ounces over 10.5 years, resulting in an average annual gold production profile of 174,700 ounces with an all-in-sustaining cost per ounce of $681 and initial capital cost of $458 million. The project after-tax net present value (5% discount rate) was $622 million with an after-tax internal rate of return of 24% at a gold price of $1,600 per ounce.

The feasibility study project mine plan is based on Proven and Probable Mineral Reserves of 48.7 Mt at an average gold grade of 1.31 g/t for 2,042,000 contained ounces of gold as of December 10, 2021.

About G Mining Ventures Corp.

G Mining Ventures Corp. (TSXV: GMIN) (OTCQX: GMINF) is a mineral exploration company engaged in the acquisition, exploration and development of precious metal projects, to capitalize on the value uplift from successful mine development. G Mining Ventures is well-positioned to grow into the next mid-tier precious metals producer by leveraging strong access to capital and proven development expertise. G Mining Ventures is currently anchored by its flagship Tocantinzinho Project in mining friendly and prospective Pará State, Brazil.

For further information on G Mining Ventures, please visit its website at www.gminingventures.com

Additional Information

Certain directors had conflicts and recused themselves from the process.

This news release includes disclosure required pursuant to Part 3 of National Instrument 62-103 The Early Warning System and Related Take-Over Bid and Insider Reporting Issues. A copy of the Early Warning Report in respect of this acquisition will be filed on the System for Electronic Document Analysis and Retrieval under G Mining Ventures’ profile.

G Mining Ventures’ principal place of business is located at 7900 W. Taschereau Blvd., Building D, Suite 210, Brossard, Québec J4X 1C2. Franco-Nevada’s head and registered office is located at Suite 2000, Commerce Court West, 199 Bay Street, Toronto, Ontario M5L 1G9.

Information relating to the Tocantinzinho project contained in this news release has been provided by G Mining Ventures, including pursuant to the technical report dated February 9, 2022 for the Tocantinzinho Project, Brazil.

Scientific and technical information included in this news release has been reviewed by Phil Wilson, CEng, Vice President, Technical of Franco-Nevada, a non-independent qualified person under National Instrument 43-101.

Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, expected future performance of the Tocantinzinho project, the equity private placements referred to above and the Stream and the Term Loan, and capital requirements, construction and development plans, production estimates and production costs estimates relating to the Tocantinzinho project. In addition, statements relating to reserves and resources, gold equivalent ounces (“GEOs”) and mine life are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates and assumptions are accurate and that such reserves and resources, GEOs or mine life will be realized. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “potential for”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statement, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron ore and oil and gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso, and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; the adoption of a global minimum tax on corporations; regulatory, political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; relinquishment or sale of mineral properties; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not the Company is determined to have “passive foreign investment company” (“PFIC”) status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; access to sufficient pipeline capacity; actual mineral content may differ from the reserves and resources contained in technical reports; rate and timing of production differences from resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious disease; the impact of the COVID-19 (coronavirus) pandemic; and the integration of acquired assets. The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Company’s ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; the expected application of tax laws and regulations by taxation authorities; the expected assessment and outcome of any audit by any taxation authority; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance. In addition, there can be no assurance as to the outcome of the ongoing audit by the CRA or the Company’s exposure as a result thereof. Franco-Nevada cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein.

For additional information with respect to risks, uncertainties and assumptions, please refer to Franco-Nevada’s most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com and Franco-Nevada’s most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov. The forward-looking statements herein are made as of the date of this press release only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.